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EXHIBIT 20.1

----------------------------PRESS RELEASE-------------------------------

                              TOPRO INC.


Topro, Inc.                                         For immediate release:
2525 Evans Ave.                                     June 5, 1997
Denver, CO 80219

          TOPRO, INC. NAMES SEASONED FINANCIAL EXECUTIVE DOUGLAS H. KELSALL AS CHIEF FINANCIAL OFFICER, AND ADDS TWO INDUSTRY
                     VETERANS TO THE BOARD OF DIRECTORS.


June 5, 1997 - DENVER, CO - Topro, Inc. (NASDAQ-TPRO), a leading provider of automation and information technology solutions to industry, today announced the appointment of well-known financial executive, Douglas H. Kelsall as its Chief Financial Officer.

Mr. Kelsall has more than 20 years of financial management and operating experience, including the last two years as Chief Financial Officer and Vice President of Finance for Evolving Systems, Inc. (ESI), a developer of computer software and professional services, with more than 300 employees. Mr. Kelsall's tenure at Evolving Systems, Inc. was highlighted by a dramatic improvement in the financial position of the Company, including an increase in gross profit margins, decrease in expenses, and the redirection of product mix to focus on the development of proprietary products.

John Jenkins, President and Chief Executive Officer of Topro, Inc. stated, "Mr. Kelsall's recent experience as CFO of ESI will accelerate our financial consolidation efforts and add greatly to our strategic and business planning process. His years of experience in capital formation will be of great value as we continue to build the proper capital foundation required to support our aggressive growth plans."

Topro, Inc. today also announced the appointment of Robert L. Costello and Robert C. Pearson to the board of directors until the next company shareholder meeting, which is tentatively scheduled for November. The appointments come in connection with the resignation of current board member and officer Jon Walker.

Mr. Costello will bring with him experience from URS Corporation where he is currently a board member. URS Corporation is an engineering firm which has recently doubled its size and currently has more than 3,000 employees and over $400 million in sales. Prior to serving as a URS Corporation director, Mr. Costello was the Chief Executive Officer of

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Greiner Engineering, Inc. a publicly held (NYSE) firm which in 1996 merged with URS Corporation. As CEO of Greiner, Mr. Costello developed and implemented a restructuring plan that led to the successful and strategic merger. Mr. Costello has extensive experience in the leadership of high-growth publicly held companies, and has strong marketing experience in Southeast Asia.

Mr. Robert Pearson currently serves as Senior Vice President and Manager of Corporate Finance for Renaissance Capital Partners (RCP). RCP is the operating manager of Renaissance Capital Growth and Income Fund, III, Inc., and Renaissance United States Growth and Income Trust, Ltd. which combined are the owners of a 9% convertible debenture issued by Topro, Inc. in February of 1996. Mr. Pearson previously served as Executive Vice President and Chief Financial Officer of the Thomas Group, Inc., a publicly traded consulting firm, and was Vice President-Finance of Texas Instruments, Incorporated.

"We are very excited to have such distinguished professionals join our team. Mr. Costello and Mr. Pearson are both very familiar with the strategic plan of Topro, and we look forward to their insight as we continue to refine and implement the company growth strategy," stated Jenkins.

Kelsall joins Kevin Fallon, Topro's Chief Operating Officer as recently appointed key executives of the company. "As we execute our business plan and grow the company, it is imperative we continue to build a high quality management team," asserts Jenkins. "These individuals will play an essential role in reaching the company goals."

For the first three quarters of fiscal 1997, Topro, Inc. reported a revenue increase of more than 143%, and for the third quarter ending March 31, 1997, an increase of more than 90% with a record net profit of $493,000 or $0.05 per share. Topro, Inc. is a national independent control system integrator with offices in 10 cities, employing more than 300 people, and addressing a broad range of vertical markets.